BB 3/6

[redacted]

03013707

UNITED STATES
[redacted]ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16391

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/2/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Peter J. Marcus

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

107 John Street
(No. and Street)

Southport, CT 06890
(City) (State) (Zip Code)

RECEIVED
MAR 03 2003

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisman, Zucker, Klein + Ruttenberg, LLP
(Name – *if individual, state last, first, middle name*)

120 Bloomingdale Road, Suite 420, White Plains, NY 10605
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter J. Marcus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Peter J. Marcus, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

—

STATE OF CONNECTICUT

COUNTY OF FAIRFIELD

SUBSCRIBED AND SWORN TO BEFORE ME THIS 27TH DAY OF FEBRUARY 2003

Signature

Sole Proprietor

Title

Notary Public

OFFICIAL SEAL
Notary Public, Connecticut
County of Fairfield
C. DAVID MITCHELL
My Commission Expires July 31, 2008

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EZKR
EISMAN, ZUCKER, KLEIN & RUTTENBERG, LLP
CERTIFIED PUBLIC ACCOUNTANTS
120 BLOOMINGDALE ROAD - SUITE 402
WHITE PLAINS, NEW YORK 10605
TEL: 914 428 7733 FAX: 914 428 7903

February 21, 2003

Mr. Peter J. Marcus
107 John Street
Southport, CT 06490

Dear Mr. Marcus:

We have examined the accompanying report of financial condition (cash basis) of Peter J. Marcus, a Proprietorship, at December 31, 2002. Our examination was made in accordance with generally accepted auditing standards and accordingly included such tests of the accounting records and such other auditing procedures, as we considered necessary in the circumstances.

Our examination included the following procedures:

1. Verifications were obtained with respect to bank balances and cash accounts were reconciled.

2. A detailed review of the accounting systems, the system of internal accounting control and the procedures and system for safeguarding securities was performed, and no inadequacies were found to exist.

3. Written verification was obtained from you as to the absence of unrecorded assets and liabilities.

4. We have ascertained that the conditions of your exemption from Rule 15c3-3 section (K) (2) (ii) have been complied with during the period of our examination and on the examination date.

5. No procedures deemed necessary by us for the conduct of this examination were omitted.

Mr. Peter J. Marcus
February 21, 2003
Page Two

6. No material differences exist, between the accompanying report as of December 31, 2002, and the most recently filed unaudited quarterly report for the three months ended December 31, 2002.

In our opinion, the accompanying report of financial condition (cash basis) presents fairly the financial condition of Peter J. Marcus, A Proprietorship, at December 31, 2002, in conformity with generally accepted accounting principles applied on a basis consistent with that of the preceding year.

Eisman, Zucker, Klein & Ruttenberg, LLP

Eisman, Zucker, Klein & Ruttenberg, LLP

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER: PETER J. MARCUS | N 2 | 100

STATEMENT OF FINANCIAL CONDITION

As of (MM/DD/YY) 12/31/02 [99]

SEC FILE NO. 8-16391 [98]

Consolidated [198]
Unconsolidated [199]

ASSETS

	Allowable		Nonallowable		Total	
1. Cash	$ 19,158.	200			$ 19,158.	750
2. Cash segregated in compliance with federal and other regulations		210				760
3. Receivable from brokers or dealers and clearing organizations:						
A. Failed to deliver:						
1. Includable in "Formula for Reserve Requirements"		220				
2. Other		230				770
B. Securities borrowed:						
1. Includable in "Formula for Reserve Requirements"		240				
2. Other		250				780
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		260				
2. Other		270				790
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		280				
2. Other		290				800
E. Other CLEARANCE ACCOUNT	25,000.	~~300~~ 295	$	550	25,000.	810
4. Receivables from customers:						
A. Securities accounts:						
1. Cash and fully secured accounts		310				
2. Partly secured accounts		320		560		
3. Unsecured accounts				570		
B. Commodity accounts		330		580		
C. Allowance for doubtful accounts	( )	335	( )	590		820
5. Receivables from non-customers:						
A. Cash and fully secured accounts		340				
B. Partly secured and unsecured accounts		350		600		830
6. Securities purchased under agreements to resell		360		605		840
7. Securities and spot commodities owned, at market value:						
A. Bankers acceptances, certificates of deposit and commercial paper		370				
B. U.S. and Canadian government obligations		380				
C. State and municipal government obligations		390				
D. Corporate obligations		400				

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Peter J. Marcus as of 12/31/02

STATEMENT OF FINANCIAL CONDITION

ASSETS

	Allowable	Nonallowable	Total
E. Stocks and warrants	$ [410]		
F. Options	[420]		
G. Arbitrage	[422]		
H. Other securities	[424]		
I. Spot commodities	[430]		$ [850]
8. Securities owned not readily marketable:			
A. At Cost $ [130]			
B. At estimated fair value	[440]	$ [610]	[860]
9. Other investments not readily marketable:			
A. At Cost $ [140]			
B. At estimated fair value	[450]	[620]	[870]
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:			
A. Exempted securities $ [150]			
B. Other $ [160]	[460]	[630]	[880]
11. Secured demand notes-market value of collateral:			
A. Exempted securities $ [170]			
B. Other $ [180]	[470]	[640]	[890]
12. Memberships in exchanges:			
A. Owned, at market value $ [190]			
B. Owned at cost		[650]	
C. Contributed for use of company, at market value		[660]	[900]
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost (net of accumulated depreciation and amortization)	[490]	3,048. [680]	3,048. [920]
15. Other Assets:			
A. Dividends and interest receivable	[500]	[690]	
B. Free shipments	[510]	[700]	
C. Loans and advances	[520]	[710]	
D. Miscellaneous	[530]	3,467 [720]	3,467 [930]
16. TOTAL ASSETS	$ 44,158 [540]	$ 6,515 [740]	$ 50,673. [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Peter J. Marcus as of 12/31/02

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities *	Non-A.I. Liabilities *	Total
17. Bank loans payable:			
A. Includable in "Formula for Reserve Requirements"	$ [1030]	$ [1240]	$ [1460]
B. Other	[1040]	[1250]	[1470]
18. Securities sold under repurchase agreements		[1260]	[1480]
19. Payable to brokers or dealers and clearing organizations:			
A. Failed to receive:			
1. Includable in "Formula for Reserve Requirements"	[1050]	[1270]	[1490]
2. Other	[1060]	[1280]	[1500]
B. Securities loaned:			
1. Includable in "Formula for Reserve Requirements"	[1070]		▼21 [1510]
2. Other	▼16 [1080]	[1290]	[1520]
C. Omnibus accounts:			
1. Includable in "Formula for Reserve Requirements"	[1090]		[1530]
2. Other	[1095]	▼19 [1300]	[1540]
D. Clearing organizations:			
1. Includable in "Formula for Reserve Requirements"	[1100]		[1550]
2. Other	[1105]	[1310]	[1560]
E. Other	[1110]	[1320]	[1570]
20. Payable to customers:			
A. Securities accounts - including free credits of ▼11 $ [950]	[1120]		▼22 [1580]
B. Commodities accounts	▼17 [1130]	[1330]	[1590]
21. Payable to non customers:			
A. Securities accounts	[1140]	[1340]	[1600]
B. Commodities accounts	[1150]	[1350]	[1610]
22. Securities sold not yet purchased at market value - including arbitrage of $ [960]		[1360]	[1620]
23. Accounts payable and accrued liabilities and expenses:			
A. Drafts payable	[1160]		[1630]
B. Accounts payable	[1170]		[1640]
C. Income taxes payable	[1180]		▼23 [1650]
D. Deferred income taxes		▼20 [1370]	[1660]
E. Accrued expenses and other liabilities	[1190]		[1670]
F. Other	▼18 [1200]	[1380]	[1680]

OMIT PENNIES

Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

BASIC FILERS ONLY

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Peter J. Marcus as of 12/31/02

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities		A.I. Liabilities *		Non-A.I. Liabilities *		Total	
24. Notes and mortgages payable:							
A. Unsecured		$	1210			$	1690
B. Secured			1211	$	1390		1700
25. Liabilities subordinated to claims of general creditors:							
A. Cash borrowings					1400		1710
1. from outsiders	$ 970						
2. Includes equity subordination (15c3-1 (d)) of	$ 980						
B. Securities borrowings, at market value; from outsiders	$ 990				1410		1720
C. Pursuant to secured demand note collateral agreements;					1420		1730
1. from outsiders	$ 1000						
2. Includes equity subordination (15c3-1 (d)) of	$ 1010						
D. Exchange memberships contributed for use of company at market value					1430		1740
E. Accounts and other borrowings not qualified for net capital purposes			1220		1440		1750
26. TOTAL LIABILITIES		$	1230	$	1450	$ -0-	1760

Ownership Equity

		Total	
27. Sole proprietorship		$ 50,673	1770
28. Partnership- limited partners	$ 1020		1780
29. Corporation			
A. Preferred stock			1791
B. Common stock			1792
C. Additional paid-in capital			1793
D. Retained earnings			1794
E. Total			1795
F. Less capital stock in treasury		( )	1796
30. TOTAL OWNERSHIP EQUITY		$ 50,673	1800
31. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 50,673	1810

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

BASIC FILERS ONLY